NEWS

Sequans Communications Announces Preliminary
Fourth Quarter and Full Year 2023 Financial Results

PARIS - March 7, 2024 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G solutions for IoT devices, today announced preliminary financial results for the fourth quarter and full year ended December 31, 2023

Fourth Quarter and Full Year 2023 Summary Results Table:

(in US$ millions, except share and per share data)	Q4 2023 (1)	Q3 2023	Q4 2022	Full year 2023 (1)	Full year 2022
Revenue	$4.8	$7.8	$15.9	$33.6	$60.6
Gross profit	0.6	6.7	12.0	24.1	42.9
Gross margin (%)	12.2%	85.8%	75.3%	71.8%	70.8%
Operating profit (loss)	(12.8)	(7.8)	(1.0)	(30.0)	(3.8)
Net profit (loss)	(17.3)	(9.6)	(5.0)	(41.0)	(9.0)
Diluted earnings (loss) per ADS	($0.28)	($0.16)	($0.10)	($0.73)	($0.20)
Non-IFRS diluted earnings (loss) per ADS *	($0.23)	($0.12)	($0.06)	($0.55)	($0.12)
Weighted average number of diluted ADS (IFRS)	60,933,327	58,586,324	47,951,407	56,295,999	46,146,776
Weighted average number of diluted ADS (Non-IFRS)	60,933,327	58,586,324	47,951,407	56,295,999	46,146,776
(1) Preliminary evaluation of the convertible debt would need to be updated if the terms are amended prior to filing the Form 20-F
* See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3. IFRS Net Profit (Loss) includes significant non-cash interest expense, debt amendment and change in value of embedded derivative that are excluded from Non-IFRS measures

"In the fourth quarter of 2023, our product revenue increased significantly on a sequential basis, indicating a positive trend of growth in this revenue stream that we expect to continue throughout 2024 from the ramp in the shipment of LTE-MNB-IoT Monarch 2 and Cat 1 Calliope 2," stated Georges Karam, CEO of Sequans. "We are extremely pleased with the launches of new projects into mass production by our customers and the improvement in backlog. Furthermore, we expect this momentum to continue into 2025 as new and existing design wins accelerate. Also, later in 2025, sales of our 5G Taurus chipset should begin to contribute. Our overall product design pipeline continues to grow and the design win portion now represents more than $400 million of potential three-year-life revenue."

Mr. Karam emphasized, "Concurrently, on the strategic front, the company’s board of directors is actively engaging with multiple strategic partners to explore various alternatives. This includes leveraging our unique market position with 5G intellectual property."

Q1 2024 Outlook

The following statement is based on management’s current assumptions and expectations. This statement is forward-looking and actual results may differ materially.

Based on recent current customer demand and backlog, management is targeting revenues of over $7 million with greater than 60% gross margin for the quarter ending March 31, 2024, and for a trend of sequential growth for the remaining three quarters of 2024.

Fourth Quarter 2023 Financial Summary:

Revenue: Revenue was $4.8 million, a decrease of 38.7% compared to the third quarter of 2023 and a decrease of 70.0% compared to the fourth quarter of 2022. Product revenue was $4.0 million, an increase of 427.4% compared to the third quarter of 2023 and a decrease of 20.4% compared to the fourth quarter of 2022. Service revenue was $0.8 million, reflecting the revenue recognition profile of our agreement with our major 5G licensing partner.

Gross margin: Gross margin was 12.2% compared to 85.8% in the third quarter of 2023 and compared to 75.3% in the fourth quarter of 2022, reflecting lower licensing revenues in the fourth quarter of 2023 and a provision for slow-moving inventory of $1.3 million, compared to $75,000 in the third quarter of 2023 and $0.3 million in the fourth quarter of 2022. Product gross margin excluding the impact of the provision would have been 38.8%.

Sequans reports fourth quarter and full year 2023 financial results

Operating loss: Operating loss was $12.8 million compared to operating loss of $7.8 million in the third quarter of 2023 and operating loss of $1.0 million in the fourth quarter of 2022. The fourth quarter of 2023 operating loss reflected $0.8 million in general and administrative expenses from legal fees related to the Renesas tender offer, compared with $2.4 million in the third quarter of 2023 and none in the fourth quarter of 2022.

Net loss: Net loss was $17.3 million, or ($0.28) per diluted ADS, compared to a net loss of $9.6 million, or ($0.16) per diluted ADS, in the third quarter of 2023 and a net loss of $5.0 million, or ($0.10) per diluted ADS, in the fourth quarter of 2022. Net loss in the fourth quarter of 2023 includes a $0.1 million gain on the change in fair value of the convertible debt derivative compared to a gain of $0.4 million in the third quarter of 2023 and a gain of $1.0 million in the fourth quarter of 2022.

Non-IFRS loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value, the amendment and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, non-IFRS net loss was $13.8 million, or ($0.23) per diluted ADS, compared to non-IFRS net loss of $6.8 million, or ($0.12) per diluted ADS in the third quarter of 2023, and a non-IFRS net profit of $2.8 million, or ($0.06) per diluted ADS, in the fourth quarter of 2022. The non-IFRS net loss includes foreign exchange loss of $0.8 million, or ($0.01) per diluted ADS, in the fourth quarter of 2023, compared to foreign exchange gain of $0.5 million, or $0.01 per diluted ADS in the third quarter of 2023 and foreign exchange loss of $1.5 million, or $0.03 per diluted ADS, in the fourth quarter of 2022.

Cash: Cash and cash equivalents at December 31, 2023 totaled $5.7 million compared to $6.7 million at September 30, 2023. The year-end cash balance did not include $9 million in additional debt financing received from Renesas Electronics Corporation in early 2024.

Conference Call

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the fourth quarter of 2023 today, March 7, 2024 at 8:00 a.m. ET /14:00 CET. To participate in the live call, analysts and investors should dial 888-886-7786 or +1 416-764-8658 if outside the U.S. When prompted, provide the event title or access code: 63655581. A live and archived webcast of the call will be available from the Investors section of the Sequans website at https://www.sequans.com/company/webcasts-and-presentations/. An audio replay of the conference call will be available until March 14, 2024 at 11:59 PM ET by dialing toll free 844-512-2921 in the U.S., or +1 412-317-6671 from outside the U.S., using the following access code: 63655581.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events and our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding Q1 2024 outlook our business strategy, expectation for increasing product revenue, strategic options, the ability to enter into new strategic agreements, expectations for Massive IoT sales, our ability to convert our pipeline to revenue, and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2022, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses resulting from inflationary pressures and rising interest rates, including manufacturing and operating expenses and interest expense, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuations to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) the impact of the Ukraine-Russia and Israeli-Hamas conflicts on our independent contractors located in Ukraine and operations in Israel, (xiii) our ability to raise debt and equity financing, and (xiv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. The financial results described in this earnings release should be considered preliminary and are subject to change.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and

Sequans reports fourth quarter and full year 2023 financial results the non-cash impacts of convertible debt amendments, conversions and repayments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and planned high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan and China.

Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Kimberly Rogers, +1 385.831-7337, krogers@sequans.com

Condensed financial tables follow

Sequans reports fourth quarter and full year 2023 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31, 2023 (1)	Sept 30, 2023	Dec 31, 2022

Revenue :
Product revenue	$3,971	$753	$4,990
License and services revenue	802	7,033	10,921
Total revenue	4,773	7,786	15,911
Cost of revenue	4,190	1,105	3,935
Gross profit	583	6,681	11,976
Operating expenses :
Research and development	6,336	5,974	7,361
Sales and marketing	3,054	2,935	2,561
General and administrative	3,976	5,618	3,040

Total operating expenses	13,366	14,527	12,962
Operating profit (loss)	(12,783)	(7,846)	(986)
Financial income (expense):
Interest income (expense), net	(3,175)	(2,802)	(2,543)
Change in fair value of convertible debt derivative	134	439	1,011
Impact of debt amendment and reimbursement	—	247	—
Foreign exchange gain (loss)	(829)	513	(1,536)
Profit (Loss) before income taxes	(16,653)	(9,449)	(4,054)
Income tax expense	681	104	907
Profit (Loss)	$(17,334)	$(9,553)	$(4,961)
Attributable to :
Shareholders of the parent	(17,334)	(9,553)	(4,961)
Minority interests	—	—	—
Basic loss per ADS	($0.28)	($0.16)	($0.10)
Diluted loss per ADS	($0.28)	($0.16)	($0.10)
Weighted average number of ADS used for computing:
— Basic	60,933,327	58,586,324	47,951,407
— Diluted	60,933,327	58,586,324	47,951,407
(1) Preliminary evaluation of the convertible debt would need to be updated if the terms are amended prior to filing the Form 20-F

Sequans reports fourth quarter and full year 2023 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve months ended Dec 31,
(in thousands of US$, except share and per share amounts)	2023 (1)	2022

Revenue :
Product revenue	$8,060	$22,974
License and services revenue	25,556	37,577
Total revenue	33,616	60,551
Cost of revenue	9,476	17,671
Gross profit	24,140	42,880
Operating expenses :
Research and development	26,144	26,610
Sales and marketing	12,004	10,027
General and administrative	16,000	10,082

Total operating expenses	54,148	46,719
Operating profit (loss)	(30,008)	(3,839)
Financial income (expense):
Interest income (expense), net	(11,288)	(10,857)
Change in fair value of convertible debt derivative	3,200	6,878
Impact of debt amendment and reimbursement	247	476
Foreign exchange gain (loss)	(521)	1,082
Profit (Loss) before income taxes	(38,370)	(6,260)
Income tax expense	2,674	2,748
Profit (Loss)	$(41,044)	$(9,008)
Attributable to :
Shareholders of the parent	(41,044)	(9,008)
Minority interests	—	—
Basic loss per ADS	($0.73)	($0.20)
Diluted loss per ADS	($0.73)	($0.20)
Weighted average number of ADS used for computing:
— Basic	56,295,999	46,146,776
— Diluted	56,295,999	46,146,776
(1) Preliminary evaluation of the convertible debt would need to be updated if the terms are amended prior to filing the Form 20-F

Sequans reports fourth quarter and full year 2023 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Dec 31,	At Dec 31,
(in thousands of US$)	2023 (1)	2022
ASSETS
Non-current assets
Property, plant and equipment	$6,815	$8,489
Intangible assets	64,300	48,705
Deposits and other receivables	801	783
Other non-current financial assets	360	337
Total non-current assets	72,276	58,314
Current assets
Inventories	6,335	9,387
Trade receivables	8,115	8,494
Contract assets	497	176
Prepaid expenses	1,422	1,399
Other receivables	4,839	5,799
Research tax credit receivable	9,983	4,515
Short-term deposits	—	5,000
Cash and cash equivalents	5,705	5,671
Total current assets	36,896	40,441
Total assets	$109,172	$98,755
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 246,262,004 shares authorized, issued and outstanding at December 31, 2023 (193,426,478 shares at December 31, 2022)	$2,878	$2,306
Share premium	14,568	2,418
Other capital reserves	70,431	62,870
Accumulated deficit	(93,416)	(65,099)
Other components of equity	(416)	(391)
Total equity	(5,955)	2,104
Non-current liabilities
Government grant advances, loans and other liabilities	4,442	6,235
Convertible debt	—	43,455
Convertible debt embedded derivative	—	3,203
Lease liabilities	1,645	2,278
Trade payables	—	1,788
Provisions	2,222	2,196
Deferred tax liabilities	264	258
Contract liabilities	—	404
Total non-current liabilities	8,573	59,817
Current liabilities
Trade payables	16,281	9,342
Interest-bearing receivables financing	9,428	7,723
Lease liabilities	1,471	1,291
Convertible debt	52,278	—
Convertible debt embedded derivative	3	—
Unsecured related party loan	8,922	—
Government grant advances and loans	3,420	4,159
Contract liabilities	5,852	5,964
Other current liabilities and provisions	8,899	8,355
Total current liabilities	106,554	36,834
Total equity and liabilities	$109,172	$98,755
(1) Preliminary evaluation of the convertible debt would need to be updated if the terms are amended prior to filing the Form 20-F

Sequans reports fourth quarter and full year 2023 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Twelve months ended Dec 31,
(in thousands of US$)	2023 (1)	2022
Operating activities
Profit (Loss) before income taxes	$(38,370)	$(6,260)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	4,594	3,979
Amortization and impairment of intangible assets	7,348	8,033
Share-based payment expense	7,274	5,477
Increase in provisions	(97)	207
Interest expense, net	11,288	10,857
Change in the fair value of convertible debt embedded derivative	(3,200)	(6,878)
Impact of debt reimbursement	(247)	(476)
Foreign exchange loss (gain)	564	(391)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	78	6,660
Decrease (increase) in inventories	3,052	(2,954)
Increase in research tax credit receivable	(3,323)	(1,556)
Increase (Decrease) in trade payables and other liabilities	7,252	(6,970)
Decrease in contract liabilities	(199)	(6,171)
Decrease in government grant advances	(1,080)	(2,456)
Income tax paid	(2,201)	(2,964)
Net cash flow used in operating activities	(7,267)	(1,839)
Investing activities
Purchase of intangible assets and property, plant and equipment	(5,385)	(7,169)
Capitalized development expenditures	(24,187)	(15,494)
Sale (Purchase) of financial assets	(41)	1,548
Decrease of short-term deposit	5,000	(5,000)
Interest received	176	68
Net cash flow used in investments activities	(24,437)	(26,047)
Financing activities
Public and private equity offering proceeds, net of transaction costs paid	25,450	30,111
Proceeds (Repayment of) from interest-bearing receivables financing	1,539	3,046
Proceeds from loans	9,000	—
Proceeds from interest-bearing research project financing	545	—
Payment of lease liabilities	(1,316)	(1,205)
Repayment of government loans	(1,126)	(958)
Repayment of interest-bearing research project financing	(939)	(812)
Interest paid	(1,411)	(1,467)
Net cash flows from financing activities	31,742	28,715
Net increase (decrease) in cash and cash equivalents	38	829
Net foreign exchange difference	(4)	7
Cash and cash equivalents at January 1	5,671	4,835
Cash and cash equivalents at end of the period	5,705	5,671
(1) Preliminary evaluation of the convertible debt would need to be updated if the terms are amended prior to filing the Form 20-F

Sequans reports fourth quarter and full year 2023 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Dec 31, 2023 (3)	Sept 30, 2023	Dec 31, 2022
Net IFRS gain (loss) as reported	$(17,334)	$(9,553)	$(4,961)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,958	1,757	1,810
Non-cash change in the fair value of convertible debt embedded derivative	(134)	(439)	(1,011)
Non-cash interest on convertible debt and other financing (2)	1,707	1,709	1,404
Non-cash impact of convertible debt amendment	—	(247)	—
Non-IFRS gain (loss) adjusted	$(13,803)	$(6,773)	$(2,758)
IFRS basic gain (loss) per ADS as reported	($0.28)	($0.16)	($0.10)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.03	$0.04
Non-cash change in the fair value of convertible debt embedded derivative	($0.01)	($0.01)	($0.02)
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.02
Non-cash impact of convertible debt amendment	$0.00	($0.01)	$0.00
Non-IFRS basic gain (loss) per ADS	($0.23)	($0.12)	($0.06)
IFRS diluted gain (loss) per ADS	($0.28)	($0.16)	($0.10)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.03	$0.04
Non-cash change in the fair value of convertible debt embedded derivative	($0.01)	($0.01)	($0.02)
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.02
Non-cash impact of convertible debt amendment	$0.00	($0.01)	$0.00
Non-IFRS diluted gain (loss) per ADS	($0.23)	($0.12)	($0.06)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$48	$24	$45
Research and development	600	481	601
Sales and marketing	439	393	286
General and administrative	871	859	878
(2) Related to the difference between contractual and effective interest rates
(3) Preliminary evaluation of the convertible debt would need to be updated if the terms are amended prior to filing the Form 20-F

Sequans reports fourth quarter and full year 2023 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Twelve months ended Dec 31,
	2023 (3)	2022
Net IFRS gain (loss) as reported	$(41,044)	$(9,008)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	7,274	5,477
Non-cash change in the fair value of convertible debt embedded derivative	(3,200)	(6,878)
Non-cash interest on convertible debt and other financing (2)	6,531	5,521
Non-cash impact of convertible debt amendment	(247)	(476)
Non-IFRS gain (loss) adjusted	$(30,686)	$(5,364)
IFRS basic gain (loss) per ADS as reported	($0.73)	($0.20)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.13	$0.12
Non-cash change in the fair value of convertible debt embedded derivative	($0.06)	($0.15)
Non-cash interest on convertible debt and other financing (2)	$0.12	$0.12
Non-cash impact of convertible debt amendment	($0.01)	($0.01)
Non-IFRS basic gain (loss) per ADS	($0.55)	($0.12)
IFRS diluted gain (loss) per ADS	($0.73)	($0.20)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.13	$0.12
Non-cash change in the fair value of convertible debt embedded derivative	($0.06)	($0.15)
Non-cash interest on convertible debt and other financing (2)	$0.12	$0.12
Non-cash impact of convertible debt amendment	($0.01)	($0.01)
Non-IFRS diluted gain (loss) per ADS	($0.55)	($0.12)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$131	$159
Research and development	2,039	1,758
Sales and marketing	1,540	1,132
General and administrative	3,564	2,428
(2) Related to the difference between contractual and effective interest rates
(3) Preliminary evaluation of the convertible debt would need to be updated if the terms are amended prior to filing the Form 20-F